SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________

FORM 11-K

_____________________________

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

COMMISSION FILE NO.  1-12534

_____________________________

NEWFIELD EXPLORATION COMPANY
DEFERRED COMPENSATION PLAN
(Full title of the Plan and the address of the Plan, if different from that of the issuer named below)

_____________________________

NEWFIELD EXPLORATION COMPANY
 363 NORTH SAM HOUSTON PARKWAY EAST
 SUITE 100
 HOUSTON, TEXAS 77060
 (281) 847-6000
 (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

NEWFIELD EXPLORATION COMPANY DEFERRED COMPENSATION PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the
      Newfield Exploration Company Deferred Compensation Plan

We have audited the accompanying Statements of Financial Condition of the Newfield Exploration Company Deferred Compensation Plan (the “Plan”) as of December 31, 2010 and 2009, and the related Statements of Income and Changes in Plan Equity for the years ended December 31, 2010, 2009 and 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform these audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2010 and 2009, and the income and changes in plan equity for the years ended December 31, 2010, 2009 and 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ McConnell & Jones LLP
Houston, Texas
March 31, 2011

NEWFIELD EXPLORATION COMPANY DEFERRED COMPENSATION PLAN
STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2010	2009
Assets
Investments, at fair value (Note 3)	$3,318,285	$2,078,082

Plan Equity	$3,318,285	$2,078,082

See accompanying Notes to Financial Statements.

2.

NEWFIELD EXPLORATION COMPANY DEFERRED COMPENSATION PLAN
STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

	Years Ended December 31,
	2010	2009	2008
INCOME (LOSS):
Investment income (loss), net:
Dividends	$69,589	$42,164	$85,900
Net appreciation (depreciation) of investments	294,045	997,132	(1,893,176)
Total investment income (loss), net	363,634	1,039,296	(1,807,276)

Contributions:
Participant contributions	815,207	501,841	538,982
Employer contributions	61,362	62,170	64,046
Total contributions	876,569	564,011	603,028

DEDUCTIONS:
Benefit payments	—	(2,488,556)	(158,917)
Total deductions	—	(2,488,556)	(158,917)

NET INCREASE (DECREASE) IN PLAN EQUITY	1,240,203	(885,249)	(1,363,165)

PLAN EQUITY:
Beginning of year	2,078,082	2,963,331	4,326,496

End of year	$3,318,285	$2,078,082	$2,963,331

See accompanying Notes to Financial Statements.

3.

NEWFIELD EXPLORATION COMPANY DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF THE PLAN

The following brief description of the Newfield Exploration Company Deferred Compensation Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General:  The Plan is a nonqualified supplemental deferred compensation plan adopted effective as of April 1, 1997 and last amended and restated effective as of November 6, 2008.  Generally, the purpose of the Plan is to recognize the value to Newfield Exploration Company (“Newfield”) of the past and present services of the employees covered by the Plan and to encourage and assure their continued service with Newfield by making more adequate provision for their future retirement security.

The Plan Committee, authorized by the Compensation and Management Development Committee (the “CMDC”) of Newfield’s Board of Directors, serves as the Plan Administrator (the “Plan Administrator”).

Eligibility and Vesting:  The Plan covers key employees (the “Participants”) who are designated by the CMDC of Newfield’s Board of Directors.  Participation is voluntary and Participants can elect to contribute up to ninety percent (90%) of the Participant’s base salary and up to one hundred percent (100%) of the Participant’s bonus compensation.  Participants are 100% vested in the Plan at all times.

Participant Accounts:  An account is maintained for each Participant in the Plan.  The Plan Administrator will select one or more phantom investment funds that will serve as hypothetical investment options for a Participant’s account.  Each Participant will treat the amounts credited to his account as if they were invested in one or more phantom investment funds.

Effective November 6, 2008, Newfield amended and restated the Plan to provide Participants with the ability to elect to have all or part of a Participant’s deferred amounts credited to his account in the form of Newfield common stock.  These shares are held in a grantor trust.  Once Newfield common stock has been credited to the Participant’s account, it may not be transferred or liquidated by the Participant and shall remain in the account until such dates as specified in the Plan following the Participant’s separation from service, as defined in the Plan, at which time Newfield common stock shall be transferred to the Participant’s personal brokerage account, as designated at that time by the Participant; hence, it cannot be settled in cash.  The number of shares of common stock credited to the Participant’s account shall be adjusted, as appropriate, to reflect any stock split, stock dividends, reverse splits and any other recapitalization transactions.  Participants who elect to have all or a portion of their deferrals credited in Newfield’s common stock are entitled to give voting directions to the Plan Committee, and the Plan Committee will arrange for the distribution to members of all communications directed generally to the stockholders of Newfield regarding voting and solicitations.

Company Deferrals:  For each year during which a Participant has made the maximum elective contributions under Newfield’s 401(k) plan, Newfield will credit that Participant’s account with an amount equal to 100% of the compensation deferrals made by that Participant, up to 8% of the Participant’s base salary for that year and reduced by any matching contributions made for the account of the Participant under Newfield’s 401(k) plan for that year or such lesser amount as may be credited consistent with section 409A of the Internal Revenue Code.

Distributions:  Participants elect the form of payment of their benefits in the form of (a) a lump sum or (b) monthly installment payments for a period of not less than one year and not more than 10 years.  Participants are eligible for distribution of their benefits upon death, separation from service (as defined in the Plan) and in certain cases of severe financial hardship.  If a change of control (as defined in the Plan) occurs, the CMDC may terminate the Plan within 30 days before or up to 12 months after a change of control and distribute each Participant’s account within 12 months of the date of the Plan termination.

Trust:  The Plan is a nonqualified supplemental deferred compensation plan.  Newfield established a Grantor (Rabbi) Trust (the “Trust”) for the Plan, in which Charles Schwab Trust Company (“Schwab”) serves as the trustee.  The Trust shall be governed by and subject to the terms of a trust agreement entered into between Newfield, as grantor, and the trustee.  Plan Participants are considered to be unsecured creditors, with no secured or preferential rights to any assets of Newfield.  Assets held by the Trust are available to Newfield’s general creditors in the event of insolvency of Newfield.

4.

NEWFIELD EXPLORATION COMPANY DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The Plan’s financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates:  The preparation of financial statements in conformity with US GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, changes therein, and the accompanying notes to the financial statements.  Actual results could differ from those estimates.

Risks and Uncertainties:  The Plan provides for various investment options.  The underlying investment securities are exposed to various risks, such as interest rate, liquidity risk, credit and overall market volatility risk.  Due to the general level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amount reported in the Statements of Financial Condition.

Investment Valuation and Income Recognition:  The Plan’s investments include various publicly traded mutual funds, which are valued based on quoted market prices on the last business day of the Plan year.  The change in market value of the investments is reflected in the Statements of Income and Changes in Plan Equity as appreciation/depreciation in the fair value of investments.  Realized gains and losses on investments are calculated using average costs.  Interest is recorded as earned. Dividends are recorded on the ex-dividend date.

Investments are reported at fair value.  Fair value, as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 820, “Fair Value Measurements and Disclosures” (Topic 820), is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for a discussion of fair value measurements.

Payment of Benefits:  Benefits are recorded when paid.

NOTE 3 – INVESTMENTS

Investments at fair value based on quoted market prices at December 31 are as follows:

	2010		2009
Schwab Retirement Advtg Money Fund	$408,919	*	$280,089	*
American Beacon Lg Cap Value Instl Fund	419,618	*	105,494	*
Columbia Small Cap Value II Z	53,654		33,383
First American Mid Cap Value	—		73,783
Allianz Agic Micro Cap Fund	283,174	*	—
Harbor Capital Appreciation Fund	15,158		2,440
First American Mid Cap Value	348,823	*	—
Nicholas-Applegate Mini Growth Instl	—		195,142	*
Pimco Total Return Inst Class	—		120,758	*
Rainier Small/Mid Cap Equity Instl	53,062		165,064	*
Schwab S&P 500 Index Fund	152,123		123,916	*
Scout International Fund	88,166		236,421	*
T. Rowe Price Retirement Income FD	364,451	*	349,431	*
T. Rowe Price Retirement 2010	130,790		103,206
T. Rowe Price Retirement 2020	44,365		42,470
T. Rowe Price Retirement 2030	35,671		123,302	*
T. Rowe Price Retirement 2040	13,098		—
Vanguard Total Intl Stock Index Fund	330,376	*	17,821
Columbia Strategic Income Fund	16,446		—
Vanguard Small Cap Growth Index Fund	332,886	*	105,362	*
Vanguard Total Bond Market Index	227,505	*	—
	$3,318,285		$2,078,082
____________

* Investments representing 5% or more of the Plan’s equity at December 31, 2010 and/or 2009.

5.

NEWFIELD EXPLORATION COMPANY DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)

For the indicated periods, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years Ended December 31,
	2010	2009	2008

Mutual funds	$294,045	$658,618	$(1,878,358)
Company common stock	—	338,514	(14,818)
	$294,045	$997,132	$(1,893,176)

NOTE 4 – FAIR VALUE MEASUREMENTS

On January 1, 2008, the Plan adopted Topic 820. Topic 820 defines fair value, establishes a framework for measuring fair value in accordance with US GAAP and expands disclosure requirements about fair value measurements. Under Topic 820, fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition under Topic 820 focuses on an exit price, which is the price that would be received by the Plan to sell an asset or paid to transfer a liability versus an entry price, which would be the price paid to acquire an asset or received to assume a liability.

Topic 820 provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy under Topic 820 are described below:

Level 1: unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.

Level 2: quoted prices for similar assets in active markets; quoted prices for identical or similar assets in inactive markets; and interest rates, credit risk, etc. that are determined for an asset, either directly or indirectly, based on independent market data.

Level 3: significant unobservable inputs for the fair value measurement of the assets.

Following is a description of the valuation methodologies used for assets measured at fair value:

Mutual funds: Valued at the net asset value, based on quoted market prices in active markets, of shares held by the Plan at each year end.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Level 1	Level 2	Level 3	Total

As of December 31, 2010:
Mutual funds	$3,318,285	$—	$—	$3,318,285
Total	$3,318,285	$—	$—	$3,318,285

As of December 31, 2009:
Mutual funds	$2,078,082	$—	$—	$2,078,082
Total	$2,078,082	$—	$—	$2,078,082

6.

NEWFIELD EXPLORATION COMPANY DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)

NOTE 5 – ADMINISTRATIVE EXPENSES OF THE PLAN

All administrative expenses of the Plan and any brokerage fees for the purchase of shares on behalf of Participants are paid by Newfield.

NOTE 6 – PLAN TERMINATION

Although it has not expressed any intent to do so, the CMDC retains the right to amend or terminate the Plan at any time.  If the Plan is terminated, all sums credited to individual accounts would be distributed to the Participants as provided in the Plan.  If a change of control (as defined in the Plan) occurs, the CMDC may terminate the Plan within 30 days before or up to 12 months after a change of control and distribute each Participant’s account within 12 months of the date of the Plan termination.

NOTE 7 – TAX STATUS

The Plan, being operated as a nonqualified deferred compensation plan, is not subject to Federal income tax.  A nonqualified deferred compensation arrangement effectively defers compensation for individual Participants.  A Participant will not incur federal income tax liability when the compensation is deferred pursuant to the Plan or when investment gains and losses are credited or charged to a Participant’s account.  Rather, a Participant will incur federal income tax liability for such contributions and income only when distributions are made to a Participant.

The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

NOTE 8 – RELATED PARTY TRANSACTIONS

Charles Schwab Trust Company and Schwab Retirement Plan Services, Inc. (collectively referred to as “Schwab”) are trustee and recordkeeper, respectively, of the Plan.  Plan investments in funds offered by Schwab qualify as related party transactions.  Total assets invested in these funds were $561,042 at December 31, 2010 and $404,005 at December 31, 2009.

NOTE 9 – NEW ACCOUNTING PRONOUNCEMENT

In January 2010, the FASB issued Accounting Standards Update ("ASU") 2010-06 Fair Value Measurement and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This ASU amends previously released guidance on fair value measurements and disclosures. The amendment requires additional disclosures about fair value measurements including transfers in and out of Levels 1 and 2 and more disaggregation for the different types of financial instruments. This ASU is effective for annual and interim reporting periods beginning after December 15, 2009 for most of the new disclosures and for periods beginning after December 15, 2010 for the new Level 3 disclosures. Comparative disclosures are not required in the first year the disclosures are required. The adoption of this ASU did not have a material impact on the Plan’s financial statements.

7.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NEWFIELD EXPLORATION COMPANY DEFERRED COMPENSATION PLAN

Date: March 31, 2011	By: /s/ Deanna L. Jones
On behalf of Plan Administrator

8.

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm — McConnell & Jones LLP

9.